UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________
FORM 11-K/A
Amendment No. 1
____________________________
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014
Commission File Number: 001-34981
__________________________________

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
(Full title of the plan)
___________________________________________
Fidelity Southern Corporation
(Name of issuer of securities)
3490 Piedmont Road, Suite 1550
Atlanta, GA 30305
(Address of issuer's principal executive office)

EXPLANATORY NOTE

Fidelity Southern Corporation is filing this Amendment No. 1 (the “Form 11-K/A”) to our Annual Report on Form 11-K for the year ended December 31, 2014 (the “Form 11-K”), filed with the Securities and Exchange Commission on June 24, 2015, to correct inadvertent clerical errors in the Report of Independent Registered Public Accounting Firm. Exhibit 23.1, Consent of Independent Registered Public Accounting Firm, was updated to reflect the filing type as Form-11K/A. No other changes have been made to the Form 11-K.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2014 and 2013 and for the
Year Ended December 31, 2014

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
December 31, 2014 and 2013 and for the
Year Ended December 31, 2014

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or to the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion of the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Atlanta, Georgia
June 24, 2015

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Cash	$3,050	$6,691
Investments, at fair value	44,835,674	40,684,780
Notes receivable from participants	335,414	245,595
Contributions receivable
Participant	230,451	153,645
Employer	77,100	—
Accrued income receivable	7,428	5,956
Total Assets	45,489,117	41,096,667
Liabilities
Other liabilities	1,785	1,070
Net assets reflecting investments at fair value	45,487,332	41,095,597
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(36,474)	—
Net assets available for benefits	$45,450,858	$41,095,597

See accompanying notes to financial statements.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions to net assets attributable to:
Investment income:
Interest and dividends	$687,729
Net appreciation in fair value of investments	972,728
Total investment income	1,660,457
Contributions:
Participants	4,803,790
Employer	1,480,133
Rollover	367,086
Total contributions	6,651,009
Total additions	8,311,466
Deductions from net assets attributable to:
Distributions to participants	3,761,196
Administrative and other expenses	195,009
Total deductions	3,956,205
Net increase in net assets available for benefits	4,355,261
Net assets available for benefits:
Beginning of year	41,095,597
End of year	$45,450,858
See accompanying notes to financial statements.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation and its wholly-owned subsidiary Fidelity Bank, collectively referred to as the "Company".
All employees of the Company who have attained age 21 are eligible to participate in the Plan. All eligible employees, who do not elect otherwise, are automatically enrolled in the Plan at a contribution amount of 6% of compensation per payroll period which increases by 1% of compensation each January 1, to a maximum of 10%. At any time, participants may elect to change the deferral percentage or not to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Contributions to the Plan are made by both the participants and the Company. Participants may contribute through payroll deductions from 1% to 75% of their aggregate compensation subject to an annual Internal Revenue Service (the "IRS") before-tax limitation.
The Company makes a matching non-cash contribution in Fidelity Southern Corporation common stock at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan each pay period, subject to limitations as set forth in the Plan provisions. The number of shares contributed is calculated based on the fair value of the stock at time of contribution. In addition, the Company may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Company’s discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all participants in the Plan. The Company did not make a discretionary contribution to the Plan in 2014.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, each participant’s interest in the Company’s matching contributions, and any discretionary contributions made by the Company.
Vesting
Participants are immediately 100% vested in their contributions, plus actual investment earnings/losses thereon. Participants are vested in the Company’s regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) beginning after one year of service and, accordingly, are 20% vested after two years of service and fully vested after six years of service.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative costs and reduce the Company's future contributions to the Plan. The total available forfeitures were $332,975 and $453,432 at December 31, 2014 and 2013, respectively. For the year ended December 31, 2014, Plan administrative costs and employer contributions were reduced by $473,135 and $136,107, respectively, from forfeited nonvested accounts. During 2015, forfeitures of $3,050 were used to reduce the December 31, 2014 employer contribution receivable.
Distributions
Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments, or a combination of a lump sum and installments.

Participant Loans
Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years, or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions. Participant loans are carried at their unpaid principal balance plus any accrued but unpaid interest.
Plan Termination
Although they have not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.
Risk and Uncertainties
The Plan provides for investments in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as further described in Note 5. Purchases and sales of securities are accounted for on the trade date. Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investment transactions, as well as assets held during the Plan year.
The Plan invests in shares of common stock of the Company through its Common Stock Fund ("the Fund"). The Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the Fund. The Company has implemented a dividend pass-through election for its participants. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. As of December 31, 2014 and 2013, the Fund consists of all holdings in Fidelity Southern Corporation common stock and the BMO Prime Money Market Fund.
 Fully Benefit-Responsive Investment Contracts
While Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits, any difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may originally direct the withdrawal or transfer of all or a portion of their investment at contract value. Given these provisions, these contracts are considered to be fully benefit-responsive according to ASC 962 and therefore, the contract value for net assets is reported in the Plan’s financial statements. The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in the BMO Employee Benefit Stable Principal stable value fund. At December 31, 2014 and 2013, contract value was $3,647,367 and $3,563,329 compared to fair value of $3,683,841 and $3,563,329, respectively.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
Benefits are recorded when paid.

Subsequent Events
The Plan evaluated subsequent events through the date its financial statements were issued.
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015-07, “Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU requires retrospective adoption and is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The adoption of this ASU is not expected to have a significant impact on the Plan’s financial statements.
NOTE 3 – INCOME TAX STATUS
The underlying volume submitter plan has received an advisory letter from the IRS dated November 2, 2012 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the "Code") and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2014-6 and 2011-49, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. Accordingly, the Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
NOTE 4 – INVESTMENTS
During 2014, the Plan’s investments (including gains and losses on investments purchased, as well as held during the plan year) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2014
Fidelity Southern Corporation Common Stock Fund	$(401,256)
Investments excluding the Fund	1,373,984
Net appreciation in fair value of investments	$972,728

The following table presents the fair values of the individual investments that represent 5% or more of the Plan’s net assets available for benefits at the end of each period:

	December 31,
Description of Investment	2014	2013
BMO Employee Benefit Stable Principal Fund*	$3,683,841	$3,563,329
Fidelity Southern Corporation common stock*	13,783,974	14,506,708
Spartan 500 Index Fund	3,079,091	2,463,786
Vanguard Wellington Fund Admiral	2,498,134	2,161,186
Wells Fargo Advantage Premier Large Company Growth Fund Class I	2,583,869	2,413,992

*	Parties-in-Interest to the Plan. See Note 6 - Transactions with Parties-in-Interest
BMO Institutional Trust Services was the custodian and recordkeeper of the Plan at December 31, 2014 and the trustee and recordkeeper at December 31, 2013. Fidelity Bank became trustee of the Plan on December 31, 2014.

Fully Benefit-Responsive Investment Contracts
The BMO Employee Benefit Stable Principal Fund is a stable value fund (the “Principal Fund”) issued by BMO Investment Management Corporation. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value in the fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and fees. Contract value is also often referred to as book value.
The Principal Fund owns traditional and synthetic Guaranteed Investment Contracts (“GIC”) with various crediting rate formulas. Fixed-rate traditional GIC contracts have no reset and are deemed to remain at par. Monthly reset Traditional GIC contracts are credited based on the one-month LIBOR rate and a rolling twelve-month Consumer Price Index. These contracts are reset monthly at a spread to their respective index. Contracts are deemed to be par. Monthly reset synthetic GIC contracts are credited based on the internal rate of return, dollar duration, and dollar-weighted duration of an underlying portfolio. The monthly reset contracts are maintained at contract value.
The Principal Fund could be limited in its ability to transact with issuers at contract value if the Principal Fund raises its risk profile or is subjected to an extended period of significant cash outflow. The Principal Fund maintains cash, internal cash flow and a maturity ladder of investments to offset cash withdrawals. Further, the Principal Fund manager may limit withdrawals in order to maintain sufficient liquidity. Therefore, the probability of the Principal Fund losing its access to contract value transactions is remote. All issuer transactions are guaranteed at contract value unless the Principal Fund is found to have acted negligently, fraudulently or with intent to mislead the issuer.
There is no minimum crediting interest rate under the terms of the Principal Fund. The average yield earned by the Plan from the Principal Fund’s investment contracts for the years ended December 31, 2014 and 2013 was 2.08% and 2.15%, respectively. The average crediting rate yield credited to the participants for the years ended December 31, 2014 and 2013 was 1.81% and 1.84%, respectively.
Generally, there are no events that could limit the ability of the Plan to transact at contract value paid within 90 days or, in rare circumstances, contract value paid over time.
NOTE 5 – FAIR VALUE MEASUREMENTS
The Plan reports the fair value of its financial assets and liabilities based on three levels of the fair value hierarchy as described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly;

•	Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
A financial instrument’s level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. Fair value enables an entity to mitigate the non-economic earnings volatility caused from financial assets and financial liabilities being carried at different bases of accounting, as well as to more accurately portray the active and dynamic management of the entity’s balance sheet.
The following is a description of the valuation methods used for assets measured at fair value.

•	Mutual Funds: The fair values of these securities are based on observable market quotations for identical assets (Level 1 inputs), and are priced on a daily basis at the close of business.

•
Fidelity Southern Corporation common stock: The fair value of this security is based on observable market quotations for identical assets (Level 1 inputs), and is valued at the closing price reported on the active market on which the individual security is traded.

•
BMO Employee Benefit Stable Principal Fund: This common/collective trust fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts (Level 2 inputs) in the fund as reported by the issuer of the fund. The fair value may differ from the contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

•
BMO Prime Money Market Fund: The fair value of the money market funds is valued using the net asset value provided by the administrator. The net asset value is the underlying assets of the plan (Level 2 inputs), minus its liabilities and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
     Investments measured at fair value on a recurring basis are summarized in the table below:

	Fair Value Measurements at December 31, 2014 Using
Description of Investment	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Domestic small cap fund	$2,429,065	$2,429,065	$—	$—
Domestic mid cap fund	3,424,874	3,424,874	—	—
Domestic large cap fund	8,732,595	8,732,595	—	—
International funds	2,734,698	2,734,698	—	—
Other	9,551,868	9,551,868	—	—
Fidelity Southern Corporation:
Common stock	13,783,974	13,783,974	—	—
BMO:
Employee Benefit Stable Principal Fund	3,683,841	—	3,683,841	—
Prime Money Market Fund	494,759	—	494,759	—
Total investments	$44,835,674	$40,657,074	$4,178,600	$—
During 2014, there were no transfers between Level 1 and Level 2.

	Fair Value Measurements at December 31, 2013 Using
Description of Investment	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Domestic small cap fund	$2,227,970	$2,227,970	$—	$—
Domestic mid cap fund	2,901,428	2,901,428	—	—
Domestic large cap fund	7,390,119	7,390,119	—	—
International funds	2,614,179	2,614,179	—	—
Other	7,074,836	7,074,836	—	—
Fidelity Southern Corporation:		—
Common stock	14,506,708	14,506,708	—	—
BMO:
Employee Benefit Stable Principal Fund	3,563,329	—	3,563,329	—
Prime Money Market Fund	406,211	—	406,211	—
Total investments	$40,684,780	$36,715,240	$3,969,540	$—
The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the fair value of investments held at the end of the period are reported in Net Appreciation in Fair Value of Investments. For the period ended December 31, 2014, the net amount of appreciation reported was $972,728 in the Statement of Changes in Net Assets Available for Benefits.

NOTE 6 – TRANSACTIONS WITH PARTIES-IN-INTEREST
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of money market mutual funds managed by BMO Institutional Trust Services, the Plan custodian and the stable value fund issued by BMO Investment Management Corporation. On December 31, 2014, Fidelity Bank was named as successor trustee of the Plan. Prior to December 31, 2014, BMO Institutional Trust Services served as the trustee. Fidelity Bank did not receive compensation from the Plan for trustee services for the year ended December 31, 2014.
Administrative and other expenses paid to BMO Harris Bank, NA by the Plan for administrative services were $121,243 for the year ended December 31, 2014. Administrative and other expenses paid by the Plan to UBS Financial Services, Inc. for investment services were $55,021 for the year ended December 31, 2014. These transactions qualify as party-in-interest transactions.
Transactions in notes receivable from participants, also qualify as party-in-interest transactions. At December 31, 2014 and 2013, respectively, the Plan held 855,616 and 873,372 shares of Fidelity Southern Corporation common stock in the Fidelity Southern Corporation Common Stock Fund. The fair value of the Fidelity Southern Corporation common stock at December 31, 2014 and 2013 was $13,783,974 and $14,506,708, respectively. During 2014, the Plan recorded $256,461 in cash dividends on Fidelity Southern Corporation common stock.
NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$45,450,858	$41,095,597
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	36,474	—
Net assets available for benefits per the Form 5500	$45,487,332	$41,095,597
The following is a reconciliation of the net increase in net assets available for benefits from the financial statements to the Form 5500:

Year Ended
December 31, 2014
Net increase in net assets available for benefits per the financial statements	$4,355,261
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	36,474
Net increase in net assets available for benefits per the Form 5500	$4,391,735
The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires such investments to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
EIN: 58-1174938
Plan Number 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

Identity of Issuer	Description of Investment	Current Value
American Funds	Europacific Growth Fund Class R-5	$1,427,281
* BMO Investment Management	Prime Money Market Fund	494,759
* BMO Investment Management	BMO Employee Benefit Stable Principal Fund	3,683,841
Brown Capital Management LLC	Small Company Fund Class I	721,673
Clearbridge	Appreciation Fund Class I	376,826
Columbia Funds	Acorn International Select Fund Class Z	285,464
Columbia Funds	Mid Cap Index Fund Class Z	792,394
Dimensional Fund Advisors LP	Inflation-Protected Securities Portfolio	200,067
Fidelity Management & Research Company	Spartan 500 Index Fund	3,079,091
Fidelity Management & Research Company	Small Cap Value Fund Class I	1,184,510
* Fidelity Southern Corporation	Common stock	13,783,974
Harbor Capital Advisors, Inc.	International Fund Inst	384,434
John Hancock Funds III	Disciplined Value Mid Cap - IS	1,301,446
Oakmark	International Small Cap Fund	185,722
PIMCO	Total Return Fund	1,308,841
Putnam	Equity Income Fund R6	194,675
Vanguard	Small-Cap Index Fund; Admiral Shares	522,882
Vanguard	Target Retirement Income Fund	23,500
Vanguard	Target Retirement 2010 Fund	210,453
Vanguard	Target Retirement 2015 Fund	598,787
Vanguard	Target Retirement 2020 Fund	1,687,529
Vanguard	Target Retirement 2025 Fund	1,322,505
Vanguard	Target Retirement 2030 Fund	868,640
Vanguard	Target Retirement 2035 Fund	839,815
Vanguard	Target Retirement 2040 Fund	670,878
Vanguard	Target Retirement 2045 Fund	348,268
Vanguard	Target Retirement 2050 Fund	1,003,856
Vanguard	Total International Stock Index Fund	451,797
Vanguard	Wellington Fund Admiral	2,498,134
Virtus Investment Partners, Inc.	Real Estate Securities Fund Class I	468,729
Wells Fargo	Advantage Discovery Class I	1,331,034
Wells Fargo	Advantage Premier Large Company Growth Fund Class I	2,583,869
* Participant Loans	Interest rate ranging from 4.25% to 9.25% due no later than 2034	335,414
		$45,171,088

*	The above-identified parties represent parties-in-interest to the Plan.
Note:	Cost information has not been included because all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN

Dated:	June 24, 2015	By:	/s/ STEPHANIE HUCKABY
Stephanie Huckaby
Plan Administrator
Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan